MAIL STOP 3561

February 9, 2006

Mr. David Kittrell
President
Xpention Genetics, Inc.
10965 Elizabeth Drive
Conifer, CO 80433

>   **Re: Xpention Genetics, Inc.**
>   **Form 10-KSB**
>   **Filed September 14, 2005**
>   **File No. File 000-51210**

Dear Mr. Kittrell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>10-KSB</u>

<u>Financial Statements</u>

<u>General</u>

1. We noted in February 2005, you issued 14,300,000 shares of common stock to the shareholders of Xpention, Inc. (Xpention) in exchange for all of the outstanding shares of Xpention. We also noted that prior to this transaction you

were a shell corporation with nominal net assets. This transaction appears to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by a private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill is recorded. The amount of net consideration paid to the former shareholders of Bayview Corporation (Bayview) in excess of the net assets acquired and par value of the common stock received should be charged to additional paid in capital. Because Xpention is the acquirer for accounting purposes, the accumulated deficit of the Company after the transaction should equal the accumulated deficit of Xpention, adjusted for any transaction costs. The accumulated deficit of Bayview at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital. The financial statements for periods prior to the merger should be those of Xpention (presented in conformity with US GAAP) and should be retroactively restated to give effect to the transaction. Please revise the financial statements accordingly and provide appropriate footnote disclosure describing the transaction and the related accounting treatment.

Other Regulatory

2. Considering our comment above, please file an Item 4.02 Form 8-K, as necessary.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies